EnCana developing new plan for Deep Panuke natural gas project

Deep Panuke exploration well flows during test at more than 50 million cubic feet per day

Halifax, Nova Scotia; Calgary, Alberta, (December 3, 2003) — Following the drilling of two successful exploration wells near the Deep Panuke natural gas field, extensive analysis of production facilities and examination of different gas transportation arrangements, EnCana has initiated work on a new plan for a potential offshore development at Deep Panuke.

EnCana recently drilled two exploration wells near the Deep Panuke discovery — Margaree and MarCoh, which have increased the company’s confidence in the commercial potential of this discovery located about 250 kilometres southeast of Halifax, Nova Scotia. During a nine-day production test, EnCana’s 100 percent owned Margaree well flowed natural gas at a rate of more than 53 million cubic feet per day, which is similar to other Deep Panuke production tests. The well, located about seven kilometres northeast of the Deep Panuke discovery well, has a gas bearing pay zone of about 70 metres. The MarCoh well, located a further four kilometres northeast, encountered approximately 100 metres of gas bearing reservoir, which provided sufficient reservoir information to define that portion of the reservoir and determine that a flow test was not required. EnCana owns a 24.5 percent interest in MarCoh, ExxonMobil has 51 percent and Shell Canada has 24.5 percent.

“We have drilled two successful wells, which is positive news for Deep Panuke. The well results have extended the geographic extent of the known gas bearing reservoir and expanded our knowledge and understanding of the field. This has given us greater confidence in the economic potential of the Deep Panuke discovery,” said Randy Eresman, EnCana’s Chief Operating Officer.

“When we called a time out on the Deep Panuke regulatory process and initiated a comprehensive project review in February 2003, our goal was to strengthen the risk-adjusted project economics. We have made considerable progress towards that objective, yet there is still plenty of work to do,” Eresman said.

“In recent months, we’ve assessed the most appropriate way to develop the field, including the potential of a smaller production facility that produces at lower plateau volumes for a longer period of time, thereby reducing the project’s capital cost. We’ve also held preliminary discussions with the Sable Offshore Energy Project (SOEP) group about the possibility of using existing infrastructure,” Eresman said. “In addition to these considerations, the mainline transportation picture will be impacted by the size and timing of the project.”

Given the numerous changes, it’s clear that the original development plan is no longer appropriate. Consequently, EnCana will today withdraw the original Deep Panuke development applications filed with the National Energy Board and the Canada-Nova Scotia Offshore Petroleum Board in March 2002. In the months ahead, EnCana will continue to work on developing the optimal plan for Deep Panuke development. The company is hopeful that, during the interim period, federal and provincial authorities will re-examine the regulatory process and look for ways to streamline the review process.

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“The Deep Panuke development project will move forward provided it can achieve risk adjusted returns that are competitive with other projects in the company’s portfolio of investment opportunities. The project will not be sanctioned before all new design elements are complete and regulatory approval is received. Achieving successful production from Deep Panuke will require the constructive contribution of all stakeholders. We look forward to working cooperatively with all those involved as we endeavour to bring this project to reality in Atlantic Canada,” Eresman said.

EnCana Corporation

With an enterprise value of approximately C$30 billion, EnCana is one of the world’s leading independent oil and gas companies and North America’s largest independent natural gas producer and gas storage operator. Ninety percent of the company’s assets are in four key North American growth platforms. EnCana is the largest producer and landholder in Western Canada and is a key player in Canada’s emerging offshore East Coast basins. Through its U.S. subsidiaries, EnCana is one of the largest gas explorers and producers in the Rocky Mountain states and has a strong position in the deepwater Gulf of Mexico. International subsidiaries operate two key high potential international growth platforms: Ecuador, where it is the largest private sector oil producer, and the U.K. central North Sea, where it is the operator of a large oil discovery. EnCana and its subsidiaries also conduct high upside potential new ventures exploration in other parts of the world. EnCana is driven to be the industry’s high performance benchmark in production cost, per-share growth and value creation for shareholders. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: the potential of the Margaree and MarCoh wells; the commercial and economic potential of the Deep Panuke discovery; the ability to achieve the goal of strengthening project economics; the ability to complete development of the field with a smaller production facility reducing the project’s capital costs; the possibility of using Sable Offshore Energy Project existing infrastructure and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of oil and gas prices; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved or probable reserves; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; the risk that the anticipated synergies to be realized by the merger of AEC and PCE will not be realized; costs relating to the merger of AEC and PCE being higher than anticipated and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.

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Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Greg Kist	Halifax:
Manager, Investor Relations	Lori MacLean
(403) 645-4737	(902) 492-5537

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